

SECURIT 02007945 MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 31032

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 2 9 2002 WASHDC 154 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BROOKSTREET SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2361 Campus Drive, Suite 210
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley C. Brooks 949/852-6800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaVine & Associates CPAs, Inc.
(Name — *if individual, state last, first, middle name*)

26691 Plaza, Suite 222 (Address) Mission Viejo, (City) CA (State) 92691 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED SEP 1 1 2002 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stanley C. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookstreet Securities Corporation, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



JANET L. ROSS
Commission # 1291990
Notary Public - California
Orange County
My Comm. Expires Jan 25, 2005

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JUNE 30, 2002

BROOKSTREET SECURITIES CORPORATION

2361 CAMPUS DRIVE, SUITE 210
IRVINE, CALIFORNIA 92612

MR. STANLEY C. BROOKS, PRESIDENT
BROOKSTREET SECURITIES CORPORATION
2361 CAMPUS DRIVE, SUITE 210
IRVINE, CALIFORNIA 92612

BROOKSTREET SECURITIES CORPORATION

Table of Contents

LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Brookstreet Securities Corporation
Irvine, California

We have audited the accompanying balance sheets of Brookstreet Securities Corporation as of June 30, 2002 and 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookstreet Securities Corporation as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Mission Viejo, California
August 23, 2002

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936

BROOKSTREET SECURITIES CORPORATION
Balance Sheets
June 30,

ASSETS

	2002	**2001**
CURRENT ASSETS		
Cash	$ 238,008	$ 251,540
Accounts receivable – Note 2	1,272,025	1,064,709
Deposits - Note 3	50,000	50,000
Marketable securities - Note 1	3,357,416	2,792,432
Prepaid expenses and other assets	225,209	353,804
TOTAL CURRENT ASSETS	5,142,658	4,512,485
Fixed Assets - at cost - net of accumulated depreciation of $160,078 and $85,951 in 2002 and 2001 - Notes 1 and 4	160,177	136,275
Due from stockholder - Note 5	1,920,333	1,718,333
Deferred tax asset - Note 7	110,000	120,000
Other assets	5,500	5,500
TOTAL ASSETS	$7,338,668	$6,492,593

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	**2001**
CURRENT LIABILITIES		
Commissions payable - Note 2	$1,400,178	$ 949,982
Accounts payable and accrued expenses	989,757	407,407
Note payable - bank - Note 6	-	411,392
Income taxes payable - Note 7	123,600	49,247
TOTAL CURRENT LIABILITIES	2,513,535	1,818,028
COMMITMENTS AND CONTINGENCIES - Note 9		
STOCKHOLDERS' EQUITY		
Capital stock - no par, 10,000,000 shares authorized, 2,608,685 shares issued and outstanding	20,000	20,000
Additional paid-in capital	110,525	110,525
Retained earnings	4,694,608	4,544,040
TOTAL STOCKHOLDERS' EQUITY	4,825,133	4,674,565
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,338,668	$6,492,593

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION

Statements of Income

For The Years Ended June 30, 2002 and 2001

	2002	2001
REVENUES - Note 1		
Commission income	$38,650,818	$37,432,302
Clearance and execution fees recovered	2,688,439	3,986,436
Interest and dividend income	270,279	447,124
Other income	4,468,858	5,277,859
TOTAL REVENUES	46,078,394	47,143,721
EXPENSES		
Commission expense	32,913,499	33,657,356
Salaries	3,810,625	3,663,761
Interest	77,100	62,889
Other operating expenses	8,995,361	9,581,434
TOTAL EXPENSES	45,796,585	46,965,440
INCOME BEFORE PROVISION FOR INCOME TAXES	281,809	178,281
PROVISION FOR INCOME TAXES - Note 7		
Current	121,241	47,769
Deferred	10,000	-
TOTAL PROVISION FOR INCOME TAXES	131,241	47,769
NET INCOME	$ 150,568	$ 130,512

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION

Statements of Changes in Stockholders' Equity

For The Years Ended June 30, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance - June 30, 2000	$20,000	$110,525	$4,413,528	$4,544,053
Net income	-	-	130,512	130,512
Balance - June 30, 2001	$20,000	$110,525	$4,544,040	$4,674,565
Net income	-	-	150,568	150,568
Balance - June 30, 2002	$20,000	$110,525	$4,694,608	$4,825,133

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION
Statements of Cash Flows
For The Years Ended June 30, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 150,568	$ 130,512
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	74,127	48,601
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	(207,316)	663,010
(Increase) decrease in marketable securities	(564,984)	1,212,778
(Increase) in due from stockholder	(202,000)	(1,693,333)
Decrease (increase) in prepaid expenses and other assets	128,595	(188,829)
Increase (decrease) in accounts payable and accrued expenses	582,350	(274,086)
Increase (decrease) in commissions payable	450,196	(433,991)
Increase (decrease) in income taxes payable	74,353	(1,824,758)
Decrease in deferred taxes	10,000	-
Net cash provided (consumed) by operating activities	495,889	(2,360,096)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(98,029)	(92,518)
Net cash consumed by investing activities	(98,029)	(92,518)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net (payments) proceeds from bank line of credit	(411,392)	411,392
Net cash (consumed) provided by financing activities	(411,392)	411,392
Net decrease in cash	(13,532)	(2,041,222)
CASH BALANCE - beginning	251,540	2,292,762
CASH BALANCE - ending	$ 238,008	$ 251,540
Supplemental disclosure of cash flow information:		
Interest paid	$ 77,100	$ 62,889
Income taxes paid	$ 47,640	$1,872,527

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION

Statements of Changes in Liabilities
Subordinated To Claims of General Creditors

For the Years Ended June 30, 2002 and 2001

Not applicable.

The accompanying notes are an integral part of the financial statements.

THE COMPANY

Brookstreet Securities Corporation (a California corporation), "the Company", is a registered securities broker/dealer. The Company sells financial products, primarily mutual funds, securities and insurance, through independent registered representatives.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Accounting method - the Company uses the accrual method of accounting for financial statement reporting and for income tax preparation.

Recognition of sales and income - securities transactions are recorded on a settlement basis. The marketable securities are valued at market and the difference between cost and market is included in the statement of operations. The securities are classified as trading securities.

Furniture and fixtures - fixed assets are stated at cost. Repairs and maintenance expenditures, which do not extend the useful life of the assets owned, are expensed as incurred. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets.

Income taxes - a provision has been made for the estimated amount of income taxes which are payable currently and in the future. (See Note 7)

Concentration of risks - the Company maintains its cash accounts in financial institutions guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At June 30, 2002 and 2001, the cash balances exceeded the FDIC limit.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive income – Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Comprehensive income is the same as net income as reported in the Statements of Income for the years ended June 30, 2002 and 2001.

NOTE 2 - ACCOUNTS RECEIVABLE/COMMISSIONS PAYABLE

Accounts receivable consists primarily of commissions due the Company from the sale of securities, principally mutual funds and government securities.

The commissions payable represents amounts due to the Company's sales representatives in connection with the sale of securities.

NOTE 3 - DEPOSITS

Deposits consist of monies being held by National Financial Services Corporation (NFSC), the Company's clearinghouse. The $50,000 deposit being held at NFSC is available for refund upon demand and is not encumbered.

NOTE 4 - FIXED ASSETS

Fixed assets are stated at cost and as of June 30, 2002 and 2001, consist of the following:

	2002	2001
Computers, office equipment and software	$ 168,960	$ 151,189
Office furniture and fixtures	151,295	71,037
	320,255	222,226
Less accumulated depreciation	(160,078)	(85,951)
Net fixed assets	$ 160,177	$ 136,275

Depreciation expense for the year ended June 30, 2002, and 2001, was $74,127 and $48,601, respectively.

NOTE 5 - DUE FROM STOCKHOLDERS

The Company entered into formal promissory note agreements with a stockholder. During July 2000, the Company loaned an additional $1,600,000 to a stockholder. This promissory note has an interest rate of 6.5% per anum. The collective balances owed as of June 30, 2002 and 2001 were $1,920,333 and $1,718,333, respectively.

NOTE 6 - NOTE PAYABLE – BANK

The Company obtained a $500,000 revolving line of credit from its bank with interest charged at prime plus ¼% per annum. As of June 30, 2001, $411,392 was outstanding on the line. The balance was paid-in-full as of June 30, 2002.

NOTE 7 - PROVISION FOR INCOME TAXES

The Company provides for income taxes under Financial Accounting Standard 109 (FAS 109), which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. As of June 30, 2002 and 2001, the deferred tax asset was $110,000 and $120,000, respectively. The deferred tax asset arises mainly from the allowance for doubtful accounts and a legal reserve temporary timing difference that will be deductible in future periods for tax purposes.

The provision for income taxes at June 30, 2002 and June 30, 2001, consists of the following:

	Current	Deferred	Total
2002			
Federal	$ 93,805	$ 8,000	$ 101,805
State	27,436	2,000	29,436
	$ 121,241	$ 10,000	$ 131,241
2001			
Federal	$ 6,934	$ -	$ 6,934
State	40,835	-	40,835
	$ 47,769	$ -	$ 47,769

NOTE 8 - NET CAPITAL REQUIREMENT

As of June 30, 2002 and 2001, the Company had met its net capital requirement pursuant to SEC Rule 15c-1. As of these dates, the Company had net capital in the amount of $1,787,969 and $2,141,543, respectively, which was $1,537,969 and $1,891,543 in excess of its required net capital of $250,000.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company leases its office space in Irvine under an operating lease which was renewed in May 2002 for an additional five year term. The monthly rental expense for all suites currently totals $34,080. Rent expense for the years ended June 30, 2002 and 2001 is $341,272 and $271,897, respectively.

The Company also leases equipment under an operating lease which expires in 2005.

The minimum future lease payments under the non-cancelable operating leases as of June 30, 2002, through the remainder of the lease terms, are as follows:

For year ended June 30,	2003	$410,024
	2004	$422,937
	2005	$437,955
	2006	$450,663
	2007	$463,370

The Company is also subject to various claims and lawsuits which arise primarily in the ordinary course of business.

The Company intends to vigorously defend all actions and, based on its present understanding of the law and the facts, believes it has meritorious defenses to the alleged claims; however, the ultimate outcome of the lawsuits cannot presently be determined.

NOTE 10 - SOFTWARE DEVELOPMENT AND LICENSE AGREEMENT

The Company entered into an agreement with Plaid Brothers Software, Inc. (Plaid) in which Plaid will provide programs to assist brokers in tracking their clients, schedules, appointments and portfolios as well as produce performance reports and graphs. The term of this agreement is for five years. The Company is required to pay a monthly user license fee of $55 per user, and a monthly maintenance fee of $3,500. For the years ended June 30, 2002 and 2001, respectively, the Company paid $133,079 and $117,090 in connection with this agreement.

NOTE 11 - EMPLOYEE BENEFIT PLAN

During the year ended June 30, 2002, the Company adopted a 401(k) and Profit Sharing Plan. Employer contributions were $104,788 for the year ended June 30, 2002.

BROOKSTREET SECURITIES CORPORATION
Computations of Net Capital Pursuant to Rule 15c3-1
June 30,

	2002	2001
COMPUTATION OF NET CAPITAL		
Total ownership equity:		
Stockholders' equity (from balance sheet)	$4,825,133	$4,674,565
Deductions:		
Due from stockholder	(1,920,333)	(1,718,333)
Prepaid expenses and other assets	(225,209)	(353,804)
Marketable securities haircut	(621,445)	(204,610)
Fixed assets	(160,177)	(136,275)
Deferred tax asset	(110,000)	(120,000)
	(3,037,164)	(2,533,022)
Net Capital	$1,787,969	$2,141,543
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Net Capital from above	$1,787,969	$2,141,543
Minimum Net Capital requirement	250,000	250,000
Excess Net Capital	$1,537,969	$1,891,543
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness (from balance sheet)	$2,513,535	$1,818,028
Ratio of aggregate indebtedness to Net Capital	1.40 to 1	.85 to 1

RECONCILIATION

The following is a reconciliation, as of June 30, 2002 and 2001, of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2002	2001
Net Capital - Company's computation	$2,185,817	$2,178,761
Reconciling items:		
Net audit adjustments	(397,848)	(37,218)
Net Capital	$1,787,969	$2,141,543

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2002 and 2001

The respondent claims an exemption from Rule 15c3-3 under Section (K)(2)(A).

BROOKSTREET SECURITIES CORPORATION

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

June 30, 2002 and 2001

Not applicable.

LaVine
& Associates
Certified Public Accountants, Inc.

Board of Directors
Brookstreet Securities Corporation
Irvine, California

In planning and performing our audits of the financial statements and supplemental schedules of Brookstreet Securities Corporation (the Company), for the years ended June 30, 2002 and 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's and procedures were adequate at June 30, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

LaVine & Associates CPAs Inc.

Mission Viejo, California
August 23, 2002

BROOKSTREET SECURITIES CORPORATION

Financial Statements

June 30, 2002 and 2001